 Exhibit 99.1

Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format

Index

Glossary of terms
Condensed Consolidated Interim Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements
Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
The company	Aeropuertos Argentina 2000 S.A.
AFIP	Federal Public Revenue Administration
BCRA	Acronym for Central Bank of Argentine Republic
BAN	Bank of Argentine Nation
OG	Official Gazette
BOPREAL	Bond for the Reconstruction of a Free Argentina
CAAP	Corporación América Airports S.A.
CINIIF	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
PAIS TAX	Tax for an Inclusive and Solidary Argentina
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
OACI	International Civil Aviation Organization
ON	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenditures
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
RIGI	Large Investment Incentive Regime
SNA	National Airport System
TNA	Nominal annual interest rate
TO	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company name: Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

For the six-month period of the

Fiscal Year N° 27 commenced January 1, 2024

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14)

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Consolidated Statement of Comprehensive Income

For the three and six month, periods ended at June 30, 2024 and 2023

		Three months at		Six months at
		06.30.2024	06.30.2023	06.30.2024	06.30.2023

	Note	Millions of $
Continuous Operations
Sales income	4	170,273	185,724	396,013	374,599
Construction income		33,737	42,835	67,935	70,981
Cost of service	5.1	(114,813)	(108,797)	(237,614)	(216,898)
Construction costs		(33,686)	(42,790)	(67,822)	(70,906)
Income for gross profit for the period		55,511	76,972	158,512	157,776
Distribution and selling expenses	5.2	(10,614)	(11,037)	(23,608)	(22,111)
Administrative expenses	5.3	(8,007)	(8,021)	(16,979)	(15,510)
Other income and expenses, net	6.1	3,631	4,164	7,616	8,372
Operating profit for the period		40,521	62,078	125,541	128,527
Finance Income	6.2	(11,135)	4,138	(88,862)	6,346
Finance Costs	6.3	45,656	7,520	348,966	11,949
Result from exposure to changes in the purchasing power of the currency		(2,542)	(10,386)	(19,299)	(13,918)
Result of investments accounted for by the equity method		(1)	-	(1)	(4)
Income before income tax		72,499	63,350	366,345	132,900
Income tax	6.4	(36,157)	5,793	(149,770)	(27,336)
Income for the period for continuous operations		36,342	69,143	216,575	105,564
Net Income for the period		36,342	69,143	216,575	105,564
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		36,342	69,143	216,575	105,564

Income attributable to:
Shareholders		36,274	69,203	216,418	105,670
Non –Controlling Interest		68	(60)	157	(106)

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		140.3166	266.9614	836.1969	407.5830

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Consolidated Statements of Financial Position

At June 30, 2024 and December 31, 2023

		06.30.2024	12.31.2023

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	2
Property, plant and equipment		979	1,136
Intangible Assets	7	1,609,632	1,584,199
Rights of use		4,670	5,669
Assets for deferred tax		-	1,922
Other receivables	9.1	28,569	33,082
Investments	9.3	50,986	77,857
Total Non-Current Assets		1,694,837	1,703,867
Current Assets
Other receivables	9.1	8,615	8,821
Trade receivables, net	9.2	59,672	81,316
Other assets		216	510
Investments	9.3	30,737	42,929
Cash and cash equivalents	9.4	102,859	131,642
Total Current Assets		202,099	265,218
Total Assets		1,896,936	1,969,085
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		114,432	114,432
Legal , facultative reserve and others		688,216	671,116
Retained earnings		216,418	17,011
Subtotal		1,019,462	802,955
Non-Controlling Interest		102	(55)
Total Shareholders’ Equity		1,019,564	802,900
Liabilities
Non-Current Liabilities
Provisions and other charges	11	9,015	12,487
Financial debts	8	506,037	907,478
Deferred income tax liabilities		204,475	55,839
Lease liabilities		2,953	6,429
Accounts payable and others	9.5	947	1,683
Total Non- Current Liabilities		723,427	983,916
Current Liabilities
Provisions and other charges	11	19,649	31,033
Financial debts	8	50,703	37,198
Current income tax liability, net of advances		25	-
Lease liabilities		2,427	3,865
Accounts payable and others	9.5	73,302	97,686
Fee payable to the Argentine National Government	10.1	7,839	12,487
Total Current Liabilities		153,945	182,269
Total Liabilities		877,372	1,166,185
Total Shareholder’s Equity and Liabilities		1,896,936	1,969,085

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Consolidated Statements of Changes in Equity

At June 30, 2024 and 2023

	Attributable to majority shareholders
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity

	Millions of $
Balance at 01.01.24	259	137	114,432	22,811	645,051	3,254	17,011	802,955	(55)	802,900
Assembly Resolution of April 24, 2024 – Constitution of reserves (note 15)	-	-	-	105	16,906	-	(17,011)	-	-	-
Compensation plan	-	-	-	-	-	89	-	89	-	89
Net Income for the period	-	-	-	-	-	-	216,418	216,418	157	216,575
Balance at 06.30.2024	259	137	114,432	22,916	661,957	3,343	216,418	1,019,462	102	1,019,564

Balance at 01.01.23	259	137	115,894	19,595	551,609	2,885	105,160	795,539	(183)	795,356
Assembly Resolution of April 26, 2023 – Constitution of reserves (note 15)	-	-	-	3,506	101,654	-	(105,160)	-	-	-
Compensation plan	-	-	-	-	-	258	-	258	-	258
Net Income for the period	-	-	-	-	-	-	105,670	105,670	(106)	105,564
Balance at 06.30.2023	259	137	115,894	23,101	653,263	3,143	105,670	901,467	(289)	901,178

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Consolidated Statements of Cash Flow

For the six-month periods ended at June 30, 2024 and 2023

		06.30.2024	06.30.2023

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		216,575	105,564
Adjustment for:
Income tax		149,770	27,336
Amortization of intangible assets	7	42,502	41,033
Depreciation of property , plant and equipment	5	203	116
Depreciation right of use	5	1,001	1,726
Bad debts provision	5.2	1,612	1,609
Specific allocation of accrued and unpaid income		7,839	9,198
Result from investments accounted for using the equity method		1	-
Compensation plan		89	258
Accrued and unpaid financial debts interest costs	8	25,052	22,017
Accrued deferred revenues and additional consideration	11	(7,551)	(5,591)
Accrued and unpaid Exchange differences		(274,108)	(27,694)
Litigations provision	11	402	527
Inflation Adjustment		(44,572)	(22,977)
Changes in operating assets and liabilities:
Changes in trade receivables		(16,319)	(20,100)
Changes in other receivables		(14,015)	(3,517)
Changes in other assets		294	456
Changes in accounts payable and others		19,302	15,297
Changes in provisions and other charges		4,585	(15,768)
Changes in specific allocation of income to be paid to the Argentine National State		(6,905)	(14,400)
Increase of intangible assets	7	(67,935)	(70,981)
Income tax payment		-	(7)
Net cash Flow generated by operating activities		37,822	44,102
Cash Flow for investing activities
Acquisition of investments		(10,311)	(16,172)
Collection of investments		2,494	4
Fixed assets acquisitions		(46)	(105)
Net Cash Flow applied to investing activities		(7,863)	(16,273)
Cash Flow from financing activities
New Financial debts	8	-	7,415
Payment of leases		(1,459)	(1,450)
Financial debts paid- principal	8	(34,521)	(26,966)
Financial debts paid- interests	8	(22,929)	(25,530)
Net Cash Flow applied to financing activities		(58,909)	(46,531)
Net decrease in cash and cash equivalents		(28,950)	(18,702)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		131,642	146,047
Net decrease in cash and cash equivalents		(28,950)	(18,702)
Inflation adjustment generated by cash and cash equivalents		36,081	27,739
Foreign Exchange differences by cash and cash equivalents		(35,914)	(7,822)
Cash and cash equivalents at the end of the period		102,859	147,262

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2023.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments:

(i)	programming of funds for works and rescue of preferred shares $ 406.5 million and

(ii)	regularization of the specific allocation of income owed for 2020.

The ORSNA deferred until June 2023 the adjustment necessary to balance the financial projection of income and expenses. On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

By virtue of this, the Company made a judicial presentation (AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO) within the framework of the agreements entered into in File 56.695/2019.

Within the framework of what was resolved by Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023. The Company complied with the terms agreed in the aforementioned Minutes and proved such compliance in the aforementioned legal case.

Due to the change in management of the national government and taking into account that the Board of Directors of ORSNA has not yet been integrated, the suspension for 20 business days of the deadlines opportunely established in the aforementioned legal case was agreed, having made a joint presentation on June 28, 2024. On July 3, 2024, the Company was notified of the Court's resolution that granted the requested suspension of the deadlines.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

Notes to the Condensed Consolidated Interim Financial Statement

At June 30, 2024 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the period	Book entry value at 06.30.2024

			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	1,153	(1,936)	1,145
Cargo & Logistics S.A. (3)	1,614,687	98.63%	1	(1)	1
Aero Assist Handling S.A.U.	100,000	100.00%	57	57	57
Paoletti América S.A. (3)	6,000	50.00%	-	-	-
Texelrío S.A.	84,000	70.00%	316	399	221
Villalonga Furlong S.A (3) (4)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.

(3)	Not consolidated due to low significance.

(4)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

The Company holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

The Company owns 70% of the capital and votes of Texelrio S.A., whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

In addition, the Company owns 100% of the voting capital of Aero Assist Handling S.A.U., whose corporate purpose is, among others, to operate in foreign trade, provide cargo and passenger agent services and general sales agent for airline, maritime and land companies.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

These Interim Condensed Consolidated Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on August 7, 2024.

The CNV, through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 of the FACPCE (and its modifications), which adopt the standards of IFRS accounting (or IFRS for its acronym in English), issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the six-month period ended June 30, 2024 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's consolidated financial statements as of December 31, 2023 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of the Company as of June 30, 2023 and the Consolidated Financial Statements at December 31, 2023, timely approved by the Company’s Board and Shareholders and restated at the closing currency at June 30, 2024, based on the application of IASB 29 (see Note 3.25 of the Condensed Consolidated Financial Statements at December 31, 2023)

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

2) Controlled

An investor controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2023.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Condensed Consolidated Interim Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Consolidated Financial Statements for the year ended December 31, 2023.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Condensed Consolidated Interim Financial Statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (contd.)

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC. As of June 30, 2024, the price index amounted to 6,389.5498, with inflation for the six-month period of 80.8% and year-on-year of 273.7%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of June 30, 2024. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of June 30, 2024, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items, which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of June 30, 2024, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are disclosed in real terms and are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

The exchange rates used are: currency buyer rate for monetary assets, currency seller rate for monetary liabilities, each of them in effect at the end of the period according to BNA, and spot currency exchange rate for transactions in foreign currency.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the six-month period ended at June 30, 2024 was a loss of $149,770 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $332,560 million, because as of June 30, 2024, the variation of the CPI for the period of 36 months at the end of fiscal year 2024 will exceed 100%.

NOTE 4 - SALES INCOME

	Three months at		Six months at
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	Millions of $
Air station use rate	82,534	86,721	204,413	184,027
Landing fee	8,345	7,073	19,857	14,972
Parking fee	2,930	2,833	7,380	5,734
Total aeronautical income	93,809	96,627	231,650	204,733
Total non-aeronautical income	76,464	89,097	164,363	169,866
Total	170,273	185,724	396,013	374,599

As of June 30, 2024 and 2023, "over the time" income from contracts with customers for the six-month periods was $331,427 million and $307,590 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	Three months at		Six months at
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	Millions of $
Specific allocation of income	24,833	27,360	58,178	55,288
Airport services and maintenance	27,672	22,236	48,943	41,964
Amortization of intangible assets	21,607	21,125	42,136	40,779
Depreciation of property, plant and equipment	112	66	182	116
Salaries and social charges	30,088	29,978	66,697	61,177
Fee	2,581	222	3,690	466
Utilities and fees	3,496	3,518	7,543	7,503
Taxes	941	615	2,212	1,717
Office expenses	2,819	2,615	6,699	5,720
Insurance	170	194	333	442
Depreciation rights of use	494	868	1,001	1,726
Total	114,813	108,797	237,614	216,898

5.2. Distribution and marketing expenses

	Three months at		Six months at
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	Millions of $
Amortization of intangible assets	2	3	4	6
Salaries and social charges	69	277	160	594
Fees	19	-	19	1
Utilities and fees	3	2	4	6
Taxes	8,481	9,705	20,097	19,382
Office expenses	13	6	24	8
Advertising	1,206	250	1,688	505
Provision for bad debts	821	794	1,612	1,609
Total	10,614	11,037	23,608	22,111

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.3. Administrative expenses

	Three months at		Six months at
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	Millions of $
Airport services and maintenance	295	296	486	494
Amortization of intangible assets	183	125	362	248
Depreciation of PP&E	21	-	21	-
Salaries and social charges	3,761	4,169	8,705	8,111
Fees	726	757	1,669	1,348
Utilities and fees	4	10	4	24
Taxes	1,236	1,360	2,631	2,652
Office expenses	1,468	1,073	2,563	2,249
Insurance	109	102	208	184
Fees to the Board of Directors and the Supervisory Committee	204	129	330	200
Total	8,007	8,021	16,979	15,510

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	Three months at		Six months at
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	Millions of $
Trust for Strengthening	4,139	4,560	9,696	9,213
Other	(508)	(396)	(2,080)	(841)
Total	3,631	4,164	7,616	8,372

6.2 Finance Income

	Three months at		Six months at
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	Millions of $
Interest	7,852	10,551	19,597	18,123
Foreign Exchange differences	(18,987)	(6,413)	(108,459)	(11,777)
Total	(11,135)	4,138	(88,862)	6,346

6.3 Financial Costs

	Three months at		Six months at
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	Millions of $
Interest	(12,356)	(11,926)	(27,089)	(26,446)
Foreign Exchange differences	58,012	19,446	376,055	38,395
Total	45,656	7,520	348,966	11,949

6.4 Income Tax

	Three months at		Six months at
	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	Millions of $
Current	(7)	(4)	(25)	-
Deferred	(36,150)	5,797	(149,745)	(27,336)
Total	(36,157)	5,793	(149,770)	(27,336)

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 7 – INTANGIBLE ASSETS

		06.30.2024	06.30.2023
	Note	Millions of $
Original values:
Initial Balance		2,590,775	2,486,081
Acquisitions of the period		67,935	70,981
Balance at June 30		2,658,710	2,557,062

Accumulated Amortization:
Initial Balance		(1,006,576)	(934,215)
Amortization of the period	5	(42,502)	(41,033)
Balance at June 30		(1,049,078)	(975,248)
Net balance at June 30		1,609,632	1,581,814

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	06.30.2024	06.30.2023
	Millions of $
Initial Balance	944,676	726,362
New financial debts	-	7,415
Financial debts paid	(57,450)	(52,496)
Accrued interest	25,052	22,017
Foreign Exchange differences	(361,187)	(40,155)
Inflation adjustment	5,649	4,522
Total Net Balance at June 30	556,740	667,665

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.2 Breakdown of financial debt

Non-current Financial Debts	06.30.2024	06.30.2023

	Millions of $
Bank borrowings	6,110	14,621
Negotiable Obligations	500,767	894,593
Cost of issuance of NO	(840)	(1,736)
	506,037	907,478
Current Financial Debts
Bank borrowings	7,439	14,854
Negotiable Obligations	43,511	22,706
Bank overdrafts	-	90
Cost of issuance of NO	(247)	(452)
	50,703	37,198
	556,740	944,676

As of June 30, 2024 and December 31, 2023, the fair value of the financial debt amounts to $544.643 and $915,535, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2023.

19

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start	Maturity	Interest		Currency	Initial Capital	Capital in U$S at 06.30.2024	Capital in U$S at 12.31.2023
Guaranteed with Maturity in 2027 (1)(2)	02.2017	02.2027	6,875%		U$S	400.0	13.8	16.3
Class I Series 2020 (1)(2)(3)	04.2020	02.2027	6,875	% (5)	U$S	306.0	49.6	58.7
Class I Series 2021 - Additional (1) (2) (3)	10.2021	08.2031	8,500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021	11.2028	9,500%		U$S	62.0	62.0	62.0
Class V (3)	02.2022	02.2032	5,500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022	02.2025	2,000%		U$S (6)	36.0	27.1	36.0
Class IX (3)	08.2022(4)	08.2026	0,000%		U$S (6)	32.7	23.4	32.7
Class X (3)	07.2023	07.2025	0,000%		U$S (6)	25.1	17.9	25.1

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of June 30, 2024, the Company complies with financial covenants.

As of June 30, 2024 the Company hold its own NOs in their portfolio corresponding to Class VI, Class IX, and Class X for a total amount of U$S 25.3 million.

20

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.		Currency	Initial Capital(2)	Capital at 06.30.2024 (2)	Capital at 12.31.2023 (2)
Provincia de Bs. As. (1)	04.2019	07.2024	7%		U$S	3.1	-	0.30
Renegotiation On Shore	11.2021	11.2024	8,500%		U$S	18.0	4.4	8.90
ICBC - Dubai Branch	07.2022	10.2025	SOFR+ 7,875	%(3)	U$S	10.0	10.0	10.00
Citibank – Overdraft	03.2023	03.2024	76,000%		$	1,186.0	-	1,186.0
Financing Importation	09.2023	01.2024	15,500%		U$S	0.5	-	0.5
Financing importation	09.2023	12.2024	15,500%		U$S	0.1	0.1	0.1

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Plus applicable tax withholdings.

Citibank - Overdraft

As of March, 2024, the overdraft lines that were taken in 2023 were cancelled.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables		06.30.2024	12.31.2023

	Note	Millions of $
Trust for Strengthening	10.1	28,569	33,082
Total		28,569	33,082

9.1.2 Other current receivables		06.30.2024	12.31.2023

	Note	Millions of $
Expenses to be recovered		561	477
Guarantees granted		-	2
Related parties	10.1	727	676
Tax credits		6,815	6,393
Prepaid Insurance		507	1,264
Others		5	9
Total		8,615	8,821

21

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2 Trade receivables		06.30.2024	12.31.2023

	Note	Millions of $
Trade receivables		65,972	90,103
Related parties	10.1	865	658
Checks-postdated checks		242	1,738
Subtotal sales credits		67,079	92,499
Provision for bad debts		(7,407)	(11,183)
Total		59,672	81,316

9.2.1 Changes in Bad Debt Provisions		06.30.2024	06.30.2023

	Note	Millions of $
Initial balance		11,183	13,537
Increases /Recoveries of the period	5.2	1,612	1,609
Foreign exchange difference		(131)	2,610
Applications of the period		(75)	(602)
Inflation adjustment		(5,182)	(5,247)
Bad Debts provisions at June 30		7,407	11,907

9.3 Investments

9.3.1 Non-current investments		06.30.2024	12.31.2023

	Note	Millions of $
Negotiable obligations		47,850	72,831
Negotiable obligations of related companies	10.1	3,136	5,026
Total		50,986	77,857

9.3.2 Current investments		06.30.2024	12.31.2023

	Note	Millions of $
Other financial assets of related companies	10.1	13,800	21,604
Other financial assets		9,028	14,120
Negotiable Obligations		7,909	7,205
Total		30,737	42,929

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.4 Cash and cash equivalents		06.30.2024	12.31.2023

	Nota	Millions of $
Cash and funds in custody		75	315
Banks	13	56,627	97,017
Checks not yet deposited		262	380
Term deposits and others		45,895	33,930
Total		102,859	131,642

22

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

9.5 Accounts payable and other

9.5.1 Accounts payable and other non-current	06.30.2024	12.31.2023

	Millions of $
Suppliers	947	1,683
Total	947	1,683

9.5.2 Accounts payable and Other current		06.30.2024	12.31.2023

	Nota	Millions of $
Suppliers		38,065	51,071
Foreign suppliers		3,366	6,249
Related Parties	10.1	2,299	2,590
Salaries and social security liabilities		25,399	34,664
Other fiscal liabilities		4,173	3,112
Total		73,302	97,686

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at June 30, 2024 and December 31, 2023 are as follows:

	06.30.2024	12.31.2023

Other receivables	Millions of $
Other related companies	727	676
Total	727	676

23

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

	06.30.2024	12.31.2023

Trade receivables	Millions of $
Other related companies	865	658
Total	865	658

	30.06.2024	31.12.2023

Investments	Millions of $
Other related companies - non-current	3,136	5,026
Other related companies - current (1)	13,800	21,604
Total	16,936	26,630

1) As of December 31, 2023, it includes a loan granted on June 9, 2023, which was renewed on December 6, 2023 and on June 3, 2024, to Compañía General de Combustibles S.A. for US$14.8 million and US$ 15,1 million with a T.N.A. of 4.5% and 6,0% respectively. The loan is due to be repaid on November 30, 2024, in a single payment of principal and interest at maturity

	06.30.2024	12.31.2023

Accounts payable and other	Millions of $
Other related companies	2,299	2,590
Total	2,299	2,590

	06.30.2024	12.31.2023

Provisions and other charges	Millions of $
Other related companies	45	-
Total	45	-

The balances with the Argentine National State as of June 30, 2024 and December 31, 2023 are as follows:

	06.30.2024	12.31.2023

	Millions of $
Debt - Specific allocation of income	7,839	12,487
Credit - Strengthening Trust (1)	28,569	33,082

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the six-month periods ended June 30, 2024 and 2023 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $1,910 million and $1,704 million to the cost, respectively.

24

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties (Contd.)

The Company has allocated to the cost $2,261 million and $2,056 million, respectively, with Grass Master S.A.U. for airport maintenance.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $991 million and $635 million to the cost, respectively.

The Company has allocated to the cost $636 million and 598 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $1,888 million and 2,414 million, respectively.

With Servicios Aéreos Sudamericanos S.A. for aeronautical services, the Company has allocated $813 million and $594 million to the cost, respectively.

The Company has recorded commercial income of $846 million and $934 million with Duty Paid S.A., respectively.

Furthermore, short-term compensation to key management was $935 million and $664 million for the six-month periods ended at June 30, 2024 and 2023, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

25

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

	At 01.01.24	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 06.30.24	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	4,769	402	(367)	(2,185)	-	308	2,927	1,307	1,620
Deferred Income	25,458	4,544	-	(8,356)	(6,698)	1,073	16,021	2,895	13,126
Guarantees Received	3,272	4	-	(1,368)	-	104	2,012	-	2,012
Upfront fees from concessionaires	5,050	696	-	-	(853)	-	4,893	3,158	1,735
Other related companies	-	45	-	-	-	-	45	-	45
Others	4,971	2	(93)	(2,253)	(247)	386	2,766	1,655	1,111
Total	43,520	5,693	(460)	(14,162)	(7,798)	1,871	28,664	9,015	19,649

	At 01.01.23	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 06.30.23	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	5,240	527	(867)	(1,893)	-	1,129	4,136	1,989	2,147
Deferred Income	17,177	3,214	-	(3,539)	(5,161)	3,098	14,789	3,580	11,209
Trust for works	10,839	8,346	(13,145)	(3,110)	1,117	-	4,047	-	4,047
Guarantees Received	1,835	837	(426)	(563)	-	471	2,154	-	2,154
Upfront fees from concessionaires	4,335	127	-	-	(430)	-	4,032	3,020	1,012
Others	8,421	7	(2,523)	(2,805)	534	1,495	5,129	2,769	2,360
Total	47,847	13,058	(16,961)	(11,910)	(3,940)	6,193	34,287	11,358	22,929

26

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.2024		Foreign exchange rates	Amount in local currency at 06.30.2024	Amount in local currency at 12.31.2023
Assets
Current Assets
Net trade receivables	U$S	59	909.00	53,256	69,308
Investments	U$S	34	909.00	30,736	29,452
Cash and cash equivalents	U$S	61	909.00	55,348	96,417
Total current assets				139,340	195,177

Assets
Non-Current Assets
Investments	U$S	56	909.00	50,986	77,857
Total Non-Current Assets				50,986	77,857
Total assets				190,326	273,034

Liabilities
Current Liabilities
Provisions and other charges	U$S	2	912.00	1,963	3,065
Financial debts	U$S	56	912.00	50,949	58,226
Lease liabilities	U$S	3	912.00	2,397	3,843
Commercial accounts payable and others	U$S	18	912.00	16,796	23,370
	EUR	3	978.6672	2,607	4,141
Total current liabilities				74,712	92,645

Non-Current Liabilities
Provisions and other charges	U$S	3	912.00	2,962	5,769
Financial debts	U$S	556	912.00	506,877	909,216
Lease liabilities	U$S	3	912.00	2,933	6,351
Commercial accounts payable and others	U$S	1	912.00	947	1,685
Total non-current liabilities				513,719	923,021
Total liabilities				588,431	1,015,666
Net liability position				398,105	742,632

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at December 31, 2023 include $2 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of June 30, 2024, and December 31, 2023, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $5,448 million and $8,575 million, respectively.

27

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

NOTE 14 - CAPITAL STOCK

At June 30, 2024 capital stock is as follows:

Par Value
$
Integrated and subscribed	258,517,299
Registered in the Public Registry	258,517,299

The Share Capital is made up of 258,517,299 ordinary shares with a par value of $1 each and one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL CLASS A, B, C AND D AND SPECIAL PREFERRED SHARES MEETINGS OF AEROPUERTOS ARGENTINA 2000 S.A. FROM APRIL 26, 2023 AND APRIL 24, 2024 (presented in $ in the currency of the date of the assemblies)

At the ordinary and special general meeting of classes A, B, C and D shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 that, after absorbing the accumulated losses of the previous year for the sum of ($22,199,777,489), amounted to $18,438,253,482, has the following destination:

(i)	$614,780,045 to constitute the legal reserve, up to 20% of the capital stock plus the capital adjustment; and

(ii)	the balance of $17,823,473,437 to establish an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the ordinary and special general meeting of classes A, B, C and D shares, held on April 24, 2024, it was resolved that the positive result of $9,406,678,415 has the following destination:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment: and

(ii)	the balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	06.30.2024	06.30.2023
Income for the period (in millions of $)	216,575	105,564
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	836.1969	407.5830

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company's activity is exposed to various financial risks: market risk (including exchange rate risk, interest rate fair value risk and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements must be read in light of the economic context in which the Company operates, which was disclosed in the annual Consolidated Financial Statements in note 22.

28

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format (Contd.)

On June 28, 2024, Law 27,742, "Law of Bases and Starting Points for the Freedom of Argentines", was approved, promulgated on July 8, 2024 by Decree 592/2024. This law declares an administrative, economic, financial and energy emergency for one year, and grants the National Executive Branch special powers to manage it in terms of article 76 of the National Constitution. Among its main provisions are the State Reform, the RIGI, changes in labor legislation, hydrocarbon issues, open skies policy and tax benefits. The company is currently evaluating the impacts of said regulation.

The inflation for the first half of 2024 and the interannual inflation are indicated in note 3, the devaluation of the quarter was 6% and certain restrictions for access to the MULC remain in force.

The volatility and uncertainty continue at the date of issue of these Condensed Consolidated Interim Financial Statements, therefore the Company's Management permanently monitors the evolution of the variables that affect its businesses, to identify the potential impacts on its assets and financial situation and define the necessary courses of action.

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial risk management required in the annual financial statements, and should therefore be read in conjunction with the audited Consolidated Financial Statements as of December 31, 2023.

NOTE 18 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

There are no events and/or transactions that could significantly affect the equity and financial situation of the Company after the end of the period.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Interim Condensed Consolidated Financial Statements as of June 30, 2024 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at June 30, 2024, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at June 30, 2024.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.) the application of Technical Resolution No. 26 of the FACPCE (and its modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations. The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2024, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

The work is in progress:

-	Beacon ring and main electrical substation;

-	New Feeders 9 and 10 at 13.2 KV

Jorge Newbery Airport

In execution works of:

-	External works - sidewalks - landscaping - coastal filling and underground parking;

-	Expansion of the South Platform – Stage 2.

-	Expansion of the North Platform; and

-	Remodeling of the Inspection and Requisition Point (PIR).

The remodeling work of the new Inspection and Search Point (PIR) has been contracted, with a scheduled start in April.

1. General considerations (Contd.)

Rio Hondo Airport

The following works are in execution:

-	Maintenance Infrastructure and Support Services; and

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

-	Expansion and Remodeling of the Passenger Terminal.

Santa Rosa Airport

The remodeling and expansion works of the passenger terminal are underway.

San Rafael Airport

In execution works of:

-	Maintenance Infrastructure and Support Services

-	New Passenger Terminal.

Comodoro Rivadavia Airport

The New Beaconing work is in the process of being terminated due to lack of reactivation, after the stoppage due to the pandemic.

Iguazú Airport

The following works are in execution:

- Dumping points - Aircraft sanitary effluent treatment;

- Sewage Effluent Treatment Plant; and

- Maintenance Infrastructure and Support Services

San Juan Airport

The remodeling work of the passenger terminal is in execution.

La Rioja Airport

The works of the New Passenger Terminal have been terminated due to non-compliance by the supplier.

This stoppage has led to the consensual termination of the New Parking works.

The new tender to complete the works of the New Passenger Terminal and Parking is in the process of being studied by the bidders.

1. General considerations (Contd.)

Puerto Madryn Airport

The following works have been carried out and completed:

- Rehabilitation of the runway and taxiway

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

Resistencia Airport

The works are in progress:

- Electrical Power Supply to the Control Tower;

- Comprehensive remodeling of the passenger terminal

Formosa Airport

Work on the New passenger terminal is underway.

Salta Airport

The renovation and expansion work of the passenger terminal is underway.

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the condensed consolidated interim financial statements at June 30, 2024, 2023, 2022, 2021 and 2020, is presented.

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20

	Millions of $
Current Asset	202,099	225,327	281,440	141,125	170,293
Non-current Assets	1,694,837	1,629,339	1,565,571	1,606,384	1,664,998
Total Assets	1,896,936	1,854,666	1,847,011	1,747,509	1,835,291

Current liabilities	153,945	173,772	270,930	374,789	282,983
Non- Current Liabilities	723,427	779,714	848,785	644,785	701,456
Total Liabilities	877,372	953,486	1,119,715	1,019,574	984,439

Net equity attributable to majority shareholders	1,019,462	901,468	727,281	727,924	850,209
Non-controlling interest	102	-288	15	11	643
Net Equity	1,019,564	901,180	727,296	727,935	850,852
Total	1,896,936	1,854,666	1,847,011	1,747,509	1,835,291

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the six-month periods ended at June 30, 2024, 2023, 2022, 2021 and 2020.

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20

	Millions of $
Gross Profit	158,512	157,776	110,007	11,332	11,773
Administrative and distribution and marketing expenses	(40,587)	(37,621)	(21,165)	(18,837)	(30,045)
Other net income and expenses	7,616	8,372	6,940	(7,116)	5,916
Operating profit	125,541	128,527	95,782	(14,621)	(12,356)
Income and financial costs	260,104	18,295	34,743	36,346	(47,043)
Result by exposure to changes in the acquisition power of currency	(19,299)	(13,918)	16,861	(4,989)	(7,242)
Income for related parties	(1)	(4)	(19)	-	-
Income before tax	366,345	132,900	147,367	16,736	(66,641)
Income tax	(149,770)	(27,336)	16,732	(36,006)	48,583
Result of the period	216,575	105,564	164,099	(19,270)	(18,058)
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	216,575	105,564	164,099	(19,270)	(18,058)
Result attributable to majority shareholders	216,418	105,670	164,099	(19,270)	(18,022)
Non-controlling interest	157	(106)	-	-	(36)

4. Cash flow structure

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20

	Millions of $
Cash Flow generated by operating activities	37,822	44,102	27,078	17,372	37,019
Cash Flow (used in) / generated by investing activities	(7,863)	(16,273)	(43,780)	2,997	1,506
Cash Flow (used in) financing activities	(58,909)	(46,531)	(5,004)	(53,385)	(38,951)
Net Cash Flow (used in) the period	(28,950)	(18,702)	(21,706)	(33,016)	(426)

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

5. Analysis of operations for the six-month periods ended at June 30, 2024 and 2023

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the six-month periods ended at June 30, 2024 and 2023:

	06.30.2024	%	06.30.2023	%
Revenues	Millions of $	Revenues	Millions of $	Revenues
Aeronautical revenues	231,650	58.50%	204,733	54.65%
Non-aeronautical revenues	164,363	41.50%	169,866	45.35%
Total	396,013	100.00%	374,599	100.00%

The following table shows the composition of the aeronautical revenues for the six-month periods ended at June 30, 2024 and 2023:

	06.30.2024	%	06.30.2024	%
Aeronautical revenues	Millions of $	Revenues	Millions of $	Revenues
Landing fee	19,857	8.57%	14,972	7.31%
Parking fee	7,380	3.19%	5,734	2.80%
Air station use rate	204,413	88.24%	184,027	89.89%
Total	231,650	100.00%	204,733	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 06.30.2024	237,614
Costs of sales for the period ended at 06.30.2023	216,898
Variation	20,716

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended 06.30.2024	23,608
Distribution and commercial expenses for the period ended at 06.30.2023	22,111
Variation	1,497

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

5. Analysis of operations for the six- month periods ended at June 30, 2024 and 2023 (Contd.)

5.1 Results of operations (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 06.30.2024	16,979
Administrative expenses for the period ended at 06.30.2023	15,510
Variation	1,469

Income and financial costs

Net financial income and costs totaled profits of $260,104 million during the six-month period ended at June 30, 2024 with respect to $18,295 million revenue during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expenses item recorded a gain of approximately $7,616 million during the six-month period ended June 30, 2024 compared to a gain of $8,372 million in the same period of the previous year.

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group as of June 30, 2024 amounted to $1,576,305 million, composed of $556,740 million of financial debt and equity of $1,019,565 million, while the total capitalization of the Group as of June 30, 2023 amounted to $1,568,843 million, composed of $667,665 million of financial debt and equity of $901,178 million.

Debt as a percentage of total capitalization amounted to approximately 35.32% as of June 30, 2024 and 42.56% as of June 30, 2023.

Financing

See in detail Note 8 to these Condensed Consolidated Interim Financial Statements.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

6. Index

The information refers to the periods ended at June 30, 2024, 2023, 2022, 2021 and 2020:

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20
Liquidity (1)	1.453	1.395	1.153	0.478	0.570
Solvency (1)	1.190	0.964	0.449	0.693	0.898
Immobilization of capital	0.893	0.879	0.766	0.895	0.904
Cost effectiveness	0.238	0.124	0.222	(0.026)	(0.021)

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the six-month periods ended at June 30, 2024, 2023, 2022, 2021 and 2020:

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20

Airport	Thousands of passengers
Aeroparque	7,010	7,478	5,714	820	2,292
Ezeiza	5,479	5,045	3,098	1,840	2,878
Córdoba	1,393	1,386	963	234	697
Mendoza	1,086	1,131	754	220	431
Bariloche	994	1,050	890	377	433
Iguazú	675	757	513	101	352
Salta	614	722	565	169	325
Tucumán	347	419	320	104	178
Jujuy	267	297	213	66	81
C. Rivadavia	250	270	191	63	123
Total	18,115	18,555	13,221	3,994	7,790
Overall total	19,252	19,817	14,275	4,308	8,802
Variation	-2.9%	38.8%	231.4%	-51.1%	-57.1%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

7. Statistical data (Contd.)

Movement of aircraft

Amount of movement of aircraft for the six-month periods ended at June 30, 2024, 2023, 2022, 2021 and 2020 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20
Aeroparque	58,316	61,894	46,777	10,057	22,100
Ezeiza	36,595	34,218	22,189	19,416	22,245
San Fernando	25,874	30,393	29,456	21,653	11,749
Córdoba	12,886	13,427	9,841	3,790	6,638
Mendoza	10,050	10,517	7,299	3,000	4,622
Salta	8,175	7,854	5,480	2,298	3,280
Bariloche	7,427	8,066	6,838	3,951	3,435
Iguazú	5,160	5,666	4,092	1,282	3,359
San Rafael	4,414	2,178	2,481	2,005	1,302
Mar del Plata	4,245	3,954	3,156	1,949	2,180
Tucumán	3,289	3,957	2,794	1,441	1,682
Total	176,431	182,124	140,403	70,842	82,592
Overall Total	206,909	214,954	168,679	89,233	101,679
Variations	-3.7%	27.4%	89.0%	-12.2%	-52.1%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2024 presented in comparative form

Outlook for 2024

The second quarter of this year showed continued growth in passengers in the international segment, which grew by 9% compared to the previous year, reflecting a recovery level of 91% compared to 2019. In the domestic segment, however, there have been indicators of deterioration in the level of traffic due to the macroeconomic context, and it was 20% below the same period last year, although 10% below 2019.

For the remainder of 2024, we expect that the volume of international passengers, our main revenue-generating segment, will continue to recover, although we see that in the domestic segment economic conditions will continue to have an impact, with positive recovery trends as the context improves.

At the same time, the Company's operating costs were impacted by the macroeconomic conditions of the first part of the year, which affected the cost structure mainly in local currency. We have taken action and continue to monitor this cost level in order to find efficiencies that allow us to protect the margin in this context.

Beyond the current conditions, we remain committed to the execution of the Capex program established in our contractual framework. We have made progress in the development and execution of infrastructure works, having reached the milestone of execution of the entire phase I during this second quarter of 2024. Having surpassed this threshold, we continue with the execution of phase II, and we expect to complete the amount corresponding to 2024 in December. The works in progress cover both airports in the Buenos Aires area and several airports in the interior of the country, resulting in a program of improvements and modernization of airport infrastructure that continues to be deployed with a federal perspective.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Report on the condensed consolidated interim financial statements

Introduction

We have reviewed the attached condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company"), which comprise the consolidated statement of financial position as of June 30, 2024, the consolidated statements of comprehensive income for the periods of three and six months ended June 30, 2024, changes in equity and cash flows for six-month period ended June 30, 2024 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the IFRS accounting standards and therefore responsible for the preparation and presentation of the condensed consolidated interim financial statements. mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of condensed consolidated interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

“Free translation from the original in Spanish for publication in Argentina”

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be recorded in the book Inventory and Balance Sheets;

b)	the separate condensed interim financial statements arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription in the book Inventory and Balance Sheets;

c)	we have read the informative review, on which, in what is a matter of our competence, we have no observations to formulate;

d)	As of June 30, 2024, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 S.A. that arises from the Company's accounting records amounted to $3,630,914,584, not being payable as of that date.

Autonomous City of Buenos Aires, August 7, 2024.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, which comprise the consolidated statement of financial position as of June 30, 2024, the consolidated statements of comprehensive income for the periods of three and six months ended June 30, 2024 and 2023, changes in equity and cash flows for six-month period ended June 30, 2024 and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated August 7, 2024, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of June 30, 2024 consider all significant events and circumstances that are known to us, they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, August 7, 2024.

Patricio A. Martin

By Surveillance Committee